Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

UNION BANKSHARES CORPORATION

The following table presents the calculation of the earnings to fixed charges:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
			(Dollars in thousands)
Income before income Taxes	$10,714	$14,722	$26,240	$35,943	$35,413	$24,819	$22,920

Fixed charges:
Interest expense on deposits	$22,411	$23,899	$48,234	$39,729	$25,908	$20,029	$19,873
Interest expense on federal funds purchased	264	568	1,224	1,256	171	—	—
Interest expense on short-term borrowings	3,037	1,967	6,618	4,168	1,842	697	325
Interest expense on long-term borrowings	3,513	4,941	9,175	7,288	5,046	4,926	3,707

Total fixed charges	$29,225	$31,375	$65,251	$52,441	$32,967	$25,652	$23,905

Ratio of earnings to fixed charges:(1)
Including deposit interest	1.37	1.47	1.40	1.69	2.07	1.97	1.96
Excluding deposit interest	2.57	2.97	2.54	3.83	6.02	5.41	6.68

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.